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                           July 21, 2022

       Steve Smith
       Chief Financial Officer
       Live Current Media Inc.
       10801 Thornmint Rd., Suite 200
       San Diego, CA, 92127

                                                        Re: Live Current Media
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 15, 2022
                                                            File No. 333-266177

       Dear Mr. Smith:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact James
Lichtenfels at 202-551-4457 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Christian Cu